Exhibit 99.2

Execution Version

THAIHOT INVESTMENT CO., LTD

Letter Agreement

September 1, 2021

Akumin Inc.

8300 W Sunrise Blvd.

Plantation FL 33322

United States

Ladies and Gentlemen:

Reference is made to that certain share purchase agreement, dated June 25, 2021 (the “Purchase Agreement”), between Thaihot Investment Co., Ltd., (the “Seller”), Akumin Corp. (the Purchaser”) and the other parties thereto, pursuant to which the Purchaser will acquire all of the issued and outstanding shares of Thaihot Investment Company US Limited, which owns 100% of the issued and outstanding equity interests of Alliance HealthCare Services, Inc. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Purchase Agreement.

Seller Nominee Right

In connection with the transactions contemplated by the Purchase Agreement, Akumin Inc., the sole stockholder of the Purchaser (“Purchaser Parent”), and the Seller hereby agree that, effective as of the Closing and for so long as the Seller owns at least 50% of the Closing Share Consideration, the Seller shall have the right to nominate one (1) board member to the board of directors of Purchaser Parent (the “Purchaser Parent Board”) at any time an individual nominated by the Seller (a “Seller Nominee”) is not serving on the Purchaser Parent Board or if the term of the current Seller Nominee that is serving on the Purchaser Parent Board is set to expire; provided, that each Seller Nominee shall meet the requirements specified herein and be reasonably acceptable to the Governance Committee of Purchaser Parent (the “Governance Committee”). Purchaser Parent shall, as promptly as practicable, take all steps, execute all such documents and do all such acts and things necessary to have the Seller Nominee serve as a member of the Board of Directors of Purchaser Parent, provided such person is eligible to serve on the Board of Directors of Purchaser Parent. Without limiting the generality of the foregoing, Purchaser Parent shall: (i) cause the Seller Nominee to be included in the management slate of nominees for election to the Board of Directors of Purchaser Parent at every meeting of shareholders of Purchaser Parent called for that purpose and at every adjournment or postponement thereof; (ii) support the Seller Nominee for election and recommend to Purchaser Parent’ shareholders that the shareholders vote in favor of the Seller Nominee at every meeting of shareholders of Purchaser Parent called for that purpose and at every adjournment or postponement thereof; and (iii) cause all proxies received by Purchaser Parent to be voted in the manner specified by such proxies and if no specification is given, to vote such proxy in favor of the Seller Nominee as a director of Purchaser Parent.

Board Nominee Qualification Requirements

The parties agree that the initial Seller Nominee shall be Haichen Huang and that such nominee shall be appointed as director of Purchaser Parent as of the date hereof in accordance with and pursuant to subsection 125(3) of the Business Corporations Act (Ontario).

The Seller Nominee shall (i) be qualified to serve as a director under Purchaser Parent’s articles and by-laws and under the Business Corporations Act (Ontario); (ii) comply with all the Purchaser Parent’s director qualification standards in Purchaser Parent’s Corporate Governance Guidelines and Corporate Code of Conduct, each as generally applicable to the Purchaser Parent Board members as in effect from time to time; and (iii) agree in writing to comply with his/her fiduciary duties to Purchaser Parent and its stockholders.

Subsequently, prior to the Governance Committee and the Purchaser Parent Board considering whether the Seller Nominee meets the foregoing requirements and is reasonably acceptable: (i) the Seller Nominee must complete a form of director and officer questionnaire and furnish any additional information as Purchaser Parent may reasonably request in connection with the preparation of its filings under applicable law, including the Exchange Act, and exchange requirements; and (ii) Purchaser Parent shall complete or have completed promptly (A) a customary background check with respect to the Seller Nominee and (B) any other reasonable and bona fide procedures that are typically required for director nominees (e.g., interviews); provided, that such procedures do not unreasonably delay the effectiveness of such nomination. If the Governance Committee or the Purchaser Parent Board determines in good faith, that Seller Nominee does not meet the requirements specified herein, Purchaser Parent shall promptly notify Seller of the occurrence of such event and permit the Seller to provide an alternate Seller Nominee sufficiently in advance of the applicable election of directors of Purchaser Parent.

Seller Observer Right

At any time that the Seller owns at least 50% of the Closing Share Consideration and a Seller Nominee is not serving on the Purchaser Parent Board, the Seller shall have the right to appoint to the Purchaser Parent Board an observer reasonably acceptable to the Governance Committee of Purchaser Parent (the “Board Observer”) who shall have the right to attend and participate in all meetings of the Purchaser Parent Board and any committees or sub-committees of the Purchaser Parent Board in a non-voting capacity, provided that (i) if the Board Observer does not, upon the request of Purchaser Parent, before attending any meetings of the Board, execute and deliver to Purchaser Parent a confidentiality agreement reasonably acceptable to Purchaser Parent, the Board Observer may be excluded from access to any material or meeting or portion thereof if the Board determines in good faith that such exclusion is reasonably necessary to protect confidential proprietary information of Purchaser Parent or confidential proprietary information of third parties that Purchaser Parent is required to hold in confidence, or for other similar reasons; (ii) the Board Observer may be excluded from access to any material or meeting or portion thereof if the Purchaser Parent Board determines in good faith, based upon the written advice of counsel, that such exclusion is reasonably necessary to preserve the attorney-client privilege; (iii) any committee of the Purchaser Parent Board may exclude the Board Observer from attending any meeting of such committee in its discretion; and (iv) nothing herein shall prohibit the Purchaser Parent Board or any committee of the Purchaser Parent Board from taking any action proposed to be taken at any meeting of the Purchaser Parent Board or committee or by written consent. The Seller agrees, and the Seller will cause any Board Observer to agree, to hold in confidence with respect to all information so provided and not use or disclose any confidential information provided to or learned by it in connection with its rights herein other than for purposes reasonably related to its interest as a shareholder of Purchaser Parent, and not to the detriment of, Purchaser Parent. The confidentiality provisions hereof will survive any termination of such rights. The Seller shall cause the Board Observer to agree to, and shall be responsible for the Board Observer’s failure to, hold in confidence and trust and to act in a fiduciary manner with respect to all information provided to such Board Observer pursuant hereto. This Letter Agreement supersedes all prior or contemporaneous written or oral agreements, understandings and negotiations with respect to the subject matter hereof.

In the event any one or more of the provisions contained in this Letter Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction). The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Miscellaneous

Purchaser Parent shall pay the reasonable, documented out-of-pocket expenses incurred by the Seller Nominee or Board Observer in connection with his or her services provided to or on behalf of Purchaser Parent, including attending meetings (including committee meetings) or events attended on behalf of Purchaser Parent at Purchaser Parent’ request.

Purchaser Parent shall with respect to the Seller Nominee (i) purchase directors’ and officers’ liability insurance in an amount determined by the Purchaser Parent Board to be reasonable and customary and (ii) maintain such coverage for so long as a Seller Nominee nominated pursuant to the terms of this letter agreement serves as a member of the Board.

For so long as any Seller Nominee serves as a member of the Board, Purchaser Parent shall not amend, alter or repeal any right to indemnification or exculpation covering or benefiting any Seller Nominee nominated pursuant to this Agreement as and to the extent consistent with applicable law, including but not limited to any provisions of Purchaser Parent’ constituting documents (except to the extent such amendment or alteration permits Purchaser Parent to provide broader indemnification or exculpation rights on a retroactive basis than permitted prior thereto).

This Letter Agreement and any claim, controversy or dispute arising under or related to this Letter Agreement shall be governed by, and construed in accordance with the laws of, the Province of Ontario without regard to its choice of law provisions.

This Letter Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

No amendment or waiver of any provision of this Letter Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto. The failure of any party to enforce any of the provisions of this Letter Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Letter Agreement in accordance with its terms. No party may assign this Letter Agreement or any of its rights or obligations hereunder and any assignment hereof will be null and void. Except as explicitly set forth herein, nothing contained in this Letter Agreement shall confer or is intended to confer on any third party or entity that is not a party to this Letter Agreement any rights under this Letter Agreement.

[Signature Pages Follow]

If the foregoing is in accordance with your understanding, please indicate your acceptance of this Letter Agreement by signing in the space provided below.

Very truly yours,

THAIHOT INVESTMENT CO., LTD.

By:	/s/ Qisen Huang
Name:	Qisen Huang
Title:	Director

[Signature Page to Letter Agreement]

Confirmed and accepted:

AKUMIN INC.

By:	/s/ Riadh Zine
Name:	Riadh Zine
Title:	President and Chief Executive Officer

[Signature Page to Letter Agreement]